UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                No    ☒

YPF Sociedad Anónima

TABLE OF CONTENTS

ITEM

1	Translation of letter to the Buenos Aires Stock Exchange dated April 22, 2021.

.

Autonomous Buenos Aires, April 22, 2021

To the

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Re.: Filing of 2020 Annual Report on Form 20-F.

Dear Sirs,

In accordance with the requirement of the NYSE Listed Company Manual, YPF S.A. informs that it has filed its Annual Report on Form 20-F for the fiscal year 2020 in order to comply with the United States Securities and Exchange Commission (“SEC”) regulations.

The document is posted on the following SEC’s website:https://www.sec.gov/Archives/edgar/data/0000904851/000119312521125294/d117762d20f.htm#tx117762_88 , and in YPF S.A’s website. www.ypf.com.

Due to the COVID-19 pandemic situation, and as long as the isolation and social distancing measures are in place, hard copies of our report will not be available, but will be provided free of charge once such measures are lifted and upon request to:

Investor Relations

Macacha Güemes 515

(C1106BKK)

Autonomous City of Buenos Aires

ARGENTINA

inversoresypf@ypf.com

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: April 22, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer